MEEDER ADVISOR FUNDS
                               6125 Memorial Drive
                                 P. O. Box 7177
                               Dublin, Ohio 43017
                                  614-766-7000

                                 August 29, 2003


Division of Investment Management
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: Meeder Advisor Funds (Commission File Nos. 33-48922 and 811-6720) Application Pursuant to Securities Act of 1933 Rule 477(a) for Withdrawal of Post-Effective Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

     On July 11, 2003, Meeder Advisor Funds, a Massachusetts business trust (the "Trust"), filed Post-Effective Amendment No. 28 (the "Post-Effective Amendment") to the Trust's Registration Statement on Form N-1A in connection with the registration of four new series under the Investment Company Act of 1940 and the Securities Act of 1933. For the reasons set forth below, application is hereby made for the withdrawal of the Post-Effective Amendment.

     At a regularly scheduled meeting of the Board of Trustees of the Trust held on July 31, 2003 (i.e., subsequent to the filing of the Post-Effective Amendment), the Trustees of the Trust and management of the Trust's investment adviser considered in detail refinements regarding the proposed distribution channels for the four new series and other developments that had occurred during the period between the decision to file the Post-Effective Amendment and that meeting. As a result of such consideration, it was decided that the four new series would be better positioned for marketing under a series trust which was both separate and distinct from the Trust and bore a different "brand name." The new name chosen was "Meeder Premier Portfolios" (the "New Trust"). It was also decided that the New Trust would have a Board of Trustees that, while having some overlap with the Trust, would also have new members who would be expected to become attuned to the marketing and distribution focus of the new funds.

     Because the implementation of this new approach necessitated an original filing of a registration statement on Form N-1A for the New Trust, I sought the guidance and cooperation of the Staff member assigned to review the Post-Effective Amendment. We agreed that the Post-Effective Amendment should be withdrawn at the time of filing of the New Trust's registration statement. That filing is being made contemporaneously with the filing of this application.

     For purposes of this application, please be advised that the undersigned is the agent for service named in the Post-Effective Amendment and that, accordingly, he is deemed to have conferred upon him by the signers of the Post-Effective Amendment the power to withdraw the Post-Effective Amendment (Securities Act Rule 478(c)).

     Please direct any communication relating to this application to me. If you have any questions or need additional information, please call me.

                                        Very truly yours,

                                        /s/ Wesley F. Hoag
                                        Wesley F. Hoag
                                        Vice President